SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2003

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated February 7, 2003

Benetton Group SpA:

The Board examines 2002 performance and the forecast for 2003

Negotiations for sale of the Rollerblade brand broken off

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: February 7, 2003

THE BENETTON BOARD EXAMINES 2002 PERFORMANCE

AND THE FORECAST FOR 2003

Negotiations for sale of the Rollerblade brand broken off

Ponzano, 7 February 2003 - The Benetton Board of Directors, meeting today, considered the first indications for the financial year 2002 just ended. The figures confirm that there was a severe reduction in turnover in the sports division and a satisfying sales performance in the clothing division, which benefited from revenues created by the new stores. It is anticipated that Group turnover may be down overall by about five per cent and net income before extraordinary and not-recurring components, should be around 6.5 per cent of turnover.

The Benetton Board therefore examined the potential extraordinary impact on income arising from the strategic decision of selling sports equipment business. Although no definitive evaluation has been made yet, it could be assumed that such extraordinary elements could result in a limited loss for the financial year, without however significantly affecting cash flow.

The Board then analysed forecast performance for 2003. In an economic environment characterised by a general reduction in consumption, the fall in sales in the fabric/clothing market and the weakness of the dollar, turnover and margins of the clothing division are forecast to be in line with the 2002 financial year.

Furthermore, the Board of Directors reviewed the status of the negotiations for the sale of the Rollerblade business, that had been started on an exclusive basis with the Hockey Company, and resolved not to further pursue them. However, Benetton Group confirms its strategic action plan aimed at the dismissal of such trademark.

For further information: +39 0422-519036

www.benetton.com/press